EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Reports
 First Quarter 2022 Financial Results

Ramat Gan, Israel, May 26, 2022 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video, and access control security products and solutions, today announced its financial results for the three months ended March 31, 2022. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Business Highlights:

•	Q1 2022 revenue increased 4% to $6.8 million compared with $6.5 million in the comparable period of 2021.

•	Net loss was ($1.1) million compared to a net loss of ($2.0) million in the 2021 period, which included a ($1.2) million loss from discontinued operations.

•	EBITDA loss improved to ($0.3) million compared with an EBITDA loss of $($0.4) million in the comparable period in 2021.

•	Strong balance sheet with cash of $24.2 million, or $1.04 per share, and zero debt as of March 31, 2022.

Mr. Dror Sharon, Chief Executive Officer of Senstar Technologies, stated, "As previously stated on our prior earnings call, we closed a large contract in EMEA and delivered year-over-year revenue growth, despite the first quarter being a seasonally weaker quarter for our business. Importantly, we are effectively managing our supply chain and have increased inventory to assure continued customer order fulfillment and to maintain our gross margins.

"Our pipeline is building for 2022 and we see strength in our global oil and gas vertical, as well as critical infrastructure and logistics," continued Mr. Sharon. "Our two largest geographies, EMEA and North America are beginning to rebound as COVID restrictions are lifted and customer activity resumes to pre-pandemic levels. Given our current backlog, the improved business climate and our building pipeline of business, we anticipate delivering another year of revenue growth in 2022. We are anticipating improved gross and EBITDA margins in 2022 for Senstar Technologies.”

First Quarter 2022 Results Summary

Revenue for the first quarter of 2022 was $6.8 million, an increase of 3.7% compared with $6.5 million in the first quarter of 2021. First quarter gross profit was $4.5 million, or 65.8% of revenue, compared with $4.1 million, or 62.1% of revenue. The increase in gross margin was primarily due to a shift in the mix of products sold during the quarter.

Operating expenses for the first quarter of 2022 were $5.1 million, an increase of 8.3% compared to the prior year's first quarter operating expenses of $4.7 million. The increase in operating expenses is primarily attributable to the increase in revenues, travel, sales related expenses and marketing activities compared to the 2021 period, when there was a slowdown in similar activities due to the global pandemic.

Operating loss was ($0.7) million for the first quarter of 2022, unchanged compared to ($0.7) million in the first quarter of 2021.

Financial expense was $0.2 million compared to financial income of $20 thousand in the first quarter last year. This expense is mainly a non-cash expense related to the adjustment of monetary assets and liabilities denominated in currencies other than the functional currency of our operational entities.

Loss from continuing operations was ($1.1) million in the first quarter of 2022 compared to ($0.7) million in the year-ago quarter.

Net loss in the first quarter of 2022 was ($1.1) million or ($0.05) per share versus ($2.0) million, or ($0.09) per share in the first quarter of last year. The net loss in the 2021 period includes a loss  from discontinued operations of ($1.2) million.

EBITDA loss from continuing operations for the first quarter was ($0.3) million versus ($0.4) million for the first quarter of 2021.

Cash and cash equivalents and restricted cash as of March 31, 2022, were $24.2 million, or $1.04 per share, compared with $26.4 million, or $1.13 per share, at December 31, 2021.

Earnings Conference Call Information:

The Company will host a conference call later today, May 26, 2022. The call will begin promptly at 10 a.m. Eastern Time, 5 p.m. Israel Time, 3 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences. To participate, please use one of the following teleconferencing numbers and the conference ID number 13730020.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free : 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call will also be webcast live at https://viavid.webcasts.com/starthere.jsp?ei=1549781&tp_key=425536750f.

A replay link of the call will be available at https://senstartechnologies.com/ on May 26, 2022 after 1 pm Eastern time through June 9, 2022 at 11:59 pm Eastern time.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 137330020

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , corrections , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Doron Kerbel, Adv. V.P. General Counsel & Company Secretary Tel: +972-74-794-5200 Doron.Kerbel@senstar.com	IR Contact: Kim Rogers Managing Director Hayden IR +1 541-904-5075 Kim@HaydenIR.com

-- Tables follow --

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2022	2021	% change
Revenue	6,785	6,540	4
Cost of revenue	2,318	2,478	(7)

Gross profit	4,467	4,062	10
Operating expenses:
Research and development, net	1,095	1,007	9
Selling and marketing	2,299	2,133	8
General and administrative	1,745	1,603	9
Total operating expenses	5,139	4,743	8

Operating loss	(672)	(681)
Financial income (expense), net	(239)	19

Loss before income taxes	(911)	(662)

Taxes on income	186	70

Loss from continuing operations	(1,097)	(732)
Loss from discontinued operations, net	-	(1,237)

Net loss	(1,097)	(1,969)

Income attributable to redeemable non-controlling interests and non-controlling interests	-	21

Net loss attributable to Senstar’s shareholders	(1,097)	(1,990)

Basic and diluted net loss per share from continuing operations	$(0.05)	$(0.03)
Basic and diluted net loss per share from discontinued operations, net	-	$(0.06)

Basic and diluted net loss per share	$(0.05)	$(0.09)

Weighted average number of shares used in computing basic and diluted net loss per share	23,301,931	23,163,985

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2022%	2021%

Gross margin	65.8	62.1
Research and development, net as a % of revenues	16.1	15.4
Selling and marketing as a % of revenues	33.9	32.6
General and administrative as a % of revenues	25.7	24.5
Operating margin	-	-
Net margin from continuing operations	-	-

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2022	2021

GAAP loss from continuing operations	(1,097)	(732)
Less:
Financial income (expenses), net	(239)	19
Taxes on income	186	70
Depreciation and amortization	(408)	(312)
EBITDA from continuing operations	(264)	(369)

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$24,206	$26,397
Restricted cash and deposits	6	6
Trade receivables, net	6,604	7,723
Unbilled accounts receivable	16	26
Other accounts receivable and prepaid expenses	2,036	2,010
Inventories	6,917	5,751

Total current assets	39,785	41,913

LONG TERM ASSETS:

Deferred tax assets	489	502
Operating lease right-of-use assets	1,185	1,228

Total long-term assets	1,674	1,730

PROPERTY AND EQUIPMENT, NET	2,029	2,109

INTANGIBLE ASSETS, NET	1,936	2,186

GOODWILL	11,580	11,449

TOTAL ASSETS	$57,004	$59,387

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2022	2021

CURRENT LIABILITIES:

Trade payables	$2,417	$2,710
Customer advances	310	390
Deferred revenues	2,856	2,704
Other accounts payable and accrued expenses	11,914	13,203
Short-term operating lease liabilities	290	276

Total current liabilities	17,787	19,283

LONG-TERM LIABILITIES:
Deferred revenues	1,621	1,690
Deferred tax liabilities	882	899
Accrued severance pay	512	523
Long-term operating lease liabilities	925	969
Other long-term liabilities	260	266

Total long-term liabilities	4,200	4,347

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at March 31, 2022 and December 31, 2021; Issued and outstanding: 23,309,987 shares at March 31, 2022 and 23,301,653 shares at December 31, 2021	6,799	6,796
Additional paid-in capital	30,433	30,394
Accumulated other comprehensive loss	1,554	1,222
Foreign currency translation adjustments (stand-alone financial statements)	9,670	9,687
Accumulated deficit	(13,439)	(12,342)

TOTAL SHAREHOLDERS' EQUITY	35,017	35,757

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$57,004	$59,387